UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT of 1934
(AMENDMENT NO. 18)*

Advent Software, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

007974108
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Crowell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Check the following box if a fee is being paid with the statement.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007974108	PAGE 2 OF 16 PAGES

1	NAME OF REPORTING PERSON: SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,526,521(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 7,526,521(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,526,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.6%
14	TYPE OF REPORTING PERSON: PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 3 OF 16 PAGES

1	NAME OF REPORTING PERSON: SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,526,521(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 7,526,521(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,526,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.6%
14	TYPE OF REPORTING PERSON: PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 4 OF 16 PAGES

1	NAME OF REPORTING PERSON: San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 672,400(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 672,400(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 672,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%
14	TYPE OF REPORTING PERSON: PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 5 OF 16 PAGES

1	NAME OF REPORTING PERSON: SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 672,400(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 672,400(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 672,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3%
14	TYPE OF REPORTING PERSON: PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 6 OF 16 PAGES

1	NAME OF REPORTING PERSON: SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,198,921(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 8,198,921(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,198,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0%
14	TYPE OF REPORTING PERSON: CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 7,526,521 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 672,400 of such shares.

(2)	Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 7 OF 16 PAGES

1	NAME OF REPORTING PERSON: John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 152,200(1)
	8	SHARED VOTING POWER: 8,198,921(2)
	9	SOLE DISPOSITIVE POWER: 152,200(1)
	10	SHARED DISPOSITIVE POWER: 8,198,921(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,351,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.2%
14	TYPE OF REPORTING PERSON: IN

(1)
Of these shares, 400 shares are held in the John H. Scully individual retirement accounts, which are self-directed, 120,000 shares underlie stock options granted to Mr. Scully as a member of the board of directors of the issuer and 31,800 shares may be deemed to be beneficially owned by Mr.  Scully solely in his capacity as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 8 OF 16 PAGES

1	NAME OF REPORTING PERSON: Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 8,198,921(1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 8,198,921(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,198,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0%
14	TYPE OF REPORTING PERSON: IN

(1)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 9 OF 16 PAGES

1	NAME OF REPORTING PERSON: Phoebe Snow Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 31,800(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 31,800(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **0.1%
14	TYPE OF REPORTING PERSON CO

**	Denotes less than.
(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 10 OF 16 PAGES

1	NAME OF REPORTING PERSON: Eli J. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 340
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 340
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14	TYPE OF REPORTING PERSON IN

**	Denotes less than.

PAGE 11 OF 16 PAGES

This Amendment No. 18 amends the Schedule 13D (the “Original 13D”) filed with the Securities Exchange Commission (“SEC”) on July 25, 2002, as amended on August 6, 2002, September 9, 2002, September 19, 2002, September 26, 2002, October 15, 2002, March 13, 2003, March 17, 2003, March 25, 2003, May 12, 2003, November 5, 2003, December 4, 2003, August 14, 2007, August 23, 2007, August 28, 2007, September 10, 2007, August 12, 2008 and April 11, 2013. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME	SOURCE OF FUNDS	AMOUNT OF FUNDS(1)

SPO	Contributions from Partners	— (2)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	— (3)
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds	$8,010
PS Foundation	Contributions from Shareholders	$472,335 (4)
EJW	Personal Funds	$2,958

________________

(1)	The amounts in this column have been reduced by the proceeds from sales of Shares over time.
(2)	Reflects net proceeds received to date of $174,131,045.
(3)	Reflects net proceeds received to date of $15,579,250.
(4)	Reflects net proceeds received to date of $732,250.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 51,392,389 total outstanding Shares as of April 30, 2013 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,526,521 Shares, which constitutes approximately 14.6% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,526,521 Shares, which constitutes approximately 14.6% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 672,400 Shares, which constitutes approximately 1.3% of the outstanding Shares.

PAGE 12 OF 16 PAGES

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 672,400 Shares, which constitutes approximately 1.3% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,198,921 Shares in the aggregate, which constitutes approximately 16.0% of the outstanding Shares.

JHS

Individually, and because of his positions as a control person of SPO Advisory Corp. and control person, director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,351,121 Shares, which constitutes approximately 16.2% of the outstanding Shares.

EHM

Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,198,921 Shares, which constitutes approximately 16.0% of the outstanding Shares.

PS FOUNDATION

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 31,800 Shares, which constitutes less than 0.1% of the outstanding Shares.

EJW

The aggregate number of Shares that EJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 340 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)

SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,526,521 Shares.

PAGE 13 OF 16 PAGES
SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,526,521 Shares held by SPO.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 672,400 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 672,400 Shares held by SFP.

SPO Advisory Corp.

Acting through its controlling partners and in its capacities as the sole general partner of each SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,198,921 Shares held by SPO and SFP in the aggregate.

JHS

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM to vote or to direct the vote and to dispose or to direct the disposition of 8,198,921 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 Shares held in the John H. Scully individual retirement accounts, which are self-directed individual retirement accounts, 120,000 Shares underlying stock options and 31,800 Shares held by PS Foundation, for which JHS is the controlling person, director and executive officer.

EHM

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS to vote or to direct the vote and to dispose or to direct the disposition of 8,198,921 Shares held by SPO and SFP in the aggregate.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,800 Shares.

PAGE 14 OF 16 PAGES

EJW

EJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 340 Shares.

(c) As previously described in Item 6 of Amendment No. 17 to this Schedule 13D filed with the SEC on April 11, 2013, SPO, SFP, PS Foundation and TPG VI April Holdings, LP (“TPG”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which SPO, SFP and PS Foundation agreed to sell 7,542,279 Shares to TPG for $190,442,544.75, or $25.25 per Share.  On May 10, 2013, such sale of Shares was completed as contemplated by the Stock Purchase Agreement.  Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in the response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to delete the last sentence of the third to last paragraph and to insert the following sentence at the end of the third to last paragraph:

On May 10, 2013, such sale of Shares was completed as contemplated by the Stock Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A – Agreement pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 10, 2013

By:	/s/ Kim M. Silva

Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P.(1)
SPO ADVISORY PARTNERS, L.P.(1)
SAN FRANCISCO PARTNERS, L.P.(1)
SF ADVISORY PARTNERS, L.P.(1)
SPO ADVISORY CORP.(1)
JOHN H. SCULLY(1)
EDWARD H. McDERMOTT (1)
PHOEBE SNOW FOUNDATION, INC.(1)
ELI J. WEINBERG(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement pursuant to Rule 13d-1(k)